Exhibit 99.1

IHS Holding Limited Announces Successful Pricing of Dual Tranche Senior Notes Transaction

$550 million of 7.875% Senior Notes due 2030

$650 million of 8.250% Senior Notes due 2031

November 14, 2024, London: IHS Holding Limited (NYSE: IHS) (“IHS Towers”, and together with its subsidiaries, the “Group”) announced today that it has successfully priced its offering of $550 million 7.875% Senior Notes due 2030 at a yield of 8.150% (the “2030 Notes”) and $650 million 8.250% Senior Notes due 2031 at a yield of 8.500% (the “2031 Notes” and, together with the 2030 Notes, the “Notes”), in the case of the 2030 Notes, at an issue price of 98.800% and in the case of the 2031 Notes, at an issue price of 98.701%.

Interest on the 2030 Notes will accrue from the Issue Date (as defined below) at a rate of 7.875% per annum, while interest on the 2031 Notes will accrue from the Issue Date at a rate of 8.250% per annum, and in each case will be payable semi-annually in arrear.

IHS Towers intends to use the gross proceeds of the Offering to buyback in part its 2026 Notes and 2027 Notes (each as defined below), repay in full the Group bilateral loan, for fees and expenses in connection with the offering and related transactions and for general corporate purposes.

Settlement of the issuance is expected to occur on or around November 29, 2024 (the “Issue Date”), subject to customary conditions precedent for similar transactions. The Notes will be senior unsecured obligations of IHS Towers and will be guaranteed by certain other members of the Group.

A tender offer to buyback in part the Group’s $500 million 5.625% Senior Notes due 2026 (the “2026 Notes”) and $940 million 8.000% Senior Notes due 2027 (the “2027 Notes”), along with a concurrent consent solicitation in respect of the 2027 Notes remains ongoing, with the process anticipated to be completed on or around December 16, 2024.

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About IHS Towers: IHS Towers is one of the largest independent owners, operators and developers of shared communications infrastructure in the world by tower count and is solely focused on the emerging markets. The Company has over 40,000 towers across its 10 markets, including Brazil, Cameroon, Colombia, Côte d’Ivoire, Egypt, Kuwait, Nigeria, Rwanda, South Africa and Zambia. For more information, please email: communications@ihstowers.com or visit: https://www.ihstowers.com

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This announcement does not constitute an offer to sell or the solicitation of an offer to buy the Notes or any other security and shall not constitute an offer, solicitation or sale in the United States or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful.

The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction. The Notes may not be offered, sold or otherwise transferred within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act), except to qualified institutional buyers (as defined in Rule 144A of the U.S. Securities Act (“Rule 144A”)) pursuant to Rule 144A or pursuant to another applicable exemption from registration. No public offering of the Notes will be made in the United States or in any other jurisdiction where such an offering is restricted or prohibited.

This announcement and the offering of any securities described herein are only addressed to and directed at persons who, in the European Economic Area or in the United Kingdom, are not retail investors, defined as a person who is one (or more) of: (i) a retail client, with respect to the European Economic Area, as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended, “MiFID II”) and, with respect to the United Kingdom, as defined in point (8) of Article 2 of Regulation (EU) No 2017/565 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018 (“EUWA”); or (ii) a customer, with respect to the European Economic Area, within the meaning of Directive 2016/97/EU (as amended, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II and, with respect to the United Kingdom, within the meaning of the provisions of the Financial Services and Markets Act 2000 (as amended, the “FSMA”) and any rules or regulations made under the FSMA to implement the Insurance Distribution Directive, where that customer would not qualify as a professional client, as defined in point (8) of Article 2(1) of Regulation (EU) No 600/2014 (“UK MiFIR”) as it forms part of domestic law by virtue of the EUWA; or (iii) not a qualified investor, with respect to the European Economic Area, as defined in the Prospectus Regulation (EU) 2017/1129 (the “EU Prospectus Regulation”) and, with respect to the United Kingdom, as defined in Article 2 of Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the EUWA (the “UK Prospectus Regulation”).

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Promotion of the Notes in the United Kingdom is restricted by the Financial Services and Markets Act 2000 (the "FSMA"), and accordingly, the Notes are not being promoted to the general public in the United Kingdom. This announcement is for distribution only to, and is only directed at, persons who (i) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Financial Promotion Order"), (ii) are persons falling within Article 49(2)(a) to (d) ("high net worth companies, unincorporated associations etc.") of the Financial Promotion Order, (iii) are outside the UK, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of any Notes may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as "relevant persons"). This announcement is directed only at relevant persons and must not be acted on or relied on by anyone who is not a relevant person.

Cautionary Language Regarding Forward-Looking Statements

This announcement contains forward-looking statements. We intend such forward-looking statements to be covered by relevant safe harbor provisions for forward-looking statements (or their equivalent) of any applicable jurisdiction, including those contained in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). All statements other than statements of historical facts contained in this announcement may be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecast," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. Forward-looking statements contained in this announcement include, but are not limited to statements regarding the potential dual tranche Senior Notes offering, and the amounts of the offering thereunder, the potential tender offer to buyback certain outstanding Senior Notes, the ability of the Company to satisfy any conditions to complete the transactions, and the timing of any of the foregoing.

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We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The forward-looking statements in this announcement are based upon information available to us as of the date of this announcement, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. You should read this announcement and the documents that we reference in this announcement with the understanding that our actual future results, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements. Additionally, we may provide information herein that is not necessarily “material” under the federal securities laws for SEC reporting purposes, but that is informed by various ESG standards and frameworks (including standards for the measurement of underlying data), and the interests of various stakeholders. Much of this information is subject to assumptions, estimates or third-party information that is still evolving and subject to change. For example, we note that standards and expectations regarding greenhouse gas (GHG) accounting and the processes for measuring and counting GHG emissions and GHG emissions reductions are evolving, and it is possible that our approaches both to measuring our emissions and any reductions may be at some point, either currently or in future, considered by certain parties to not be in keeping with best practices. In addition, our disclosures based on any standards may change due to revisions in framework requirements, availability of information, changes in our business or applicable government policies, or other factors, some of which may be beyond our control. These forward-looking statements speak only as of the date of this announcement. Except as required by applicable law, we do not assume, and expressly disclaim, any obligation to publicly update or revise any forward-looking statements contained in this announcement, whether as a result of any new information, future events or otherwise. Additionally, references to our website and other documents contained in this announcement are provided for convenience only, and their content is not incorporated by reference into this announcement.

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